January 9, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Nili Shah

Re:	Crown Holdings, Inc.
Form 10-K for the year ended December 31, 2004
and Form 10-Q for the quarter ended September 30, 2005
(File Number 0-50189)

Ladies and Gentlemen:

This letter responds to the comments raised in your letter dated December 30, 2005. For your convenience, the comments are included in this letter and are followed by the applicable response.

Form 10-K for the year ended December 31, 2004

Financial Statements

L.   Commitments and Contingent Liabilities, page 43

1.	We note your discussion on page 44 regarding Crown Cork’s amended retiree medical benefits. You state that you could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels which could have a material adverse impact on your financial position, results of operations and cash flows. Please tell us what you believe your maximum exposure to be and quantify this amount in future filings.

Restoration of the retiree medical benefits to their pre-amendment levels would increase our accumulated postretirement benefit obligation by approximately $45 million based on a discount rate of 5.75% as of January 1, 2005. Our annual charge to income would increase by approximately $7 million and our annual payments for retiree benefits would increase by approximately $6 million in the initial years.

We will disclose these amounts in future filings.

2.	We note your disclosure on page 19 in MD&A indicating that your purchase obligations of $1.6 billion include commitments for raw materials and utilities at December 31, 2004. Given the significance of this obligation, provide this quantifying disclosure within your commitments and contingent liabilities footnote in future filings.

We will provide the additional quantifying disclosure for purchase obligations within our commitments and contingent liabilities footnote in future filings.

N.   Asset Impairments and Loss/Gain on Sale of Assets, page 45

3.	You disclose that $29 million was recorded as a charge to reclassify cumulative translation adjustments to earnings from the planned sale of three businesses in the Americas. Tell us and expand your disclosure in future filings to:

•	Clarify why the sale of these businesses did not qualify as discontinued operations in accordance with paragraphs 41 and 42 of SFAS 144.

•	Discuss in Management’s Discussion and Analysis, to the extent material, the expected impact to your results of operations and financial position.

In aggregate, the three divested operations had (i) net sales and gross profit of less than 0.2% of the consolidated totals in each of the three years presented, (ii) income before income taxes of less than 0.3% of the consolidated total in 2003 and 2004 and of 1.4% in 2002, and (iii) total assets of less than 0.1% of the consolidated total as of December 31, 2004. Although these businesses did qualify as discontinued operations in accordance with paragraphs 41 and 42 of SFAS 144, we did not consider these amounts to be material for disclosure as discontinued operations and assets held for sale, or for separate discussion in our Management’s Discussion and Analysis.

V.   Income Taxes, page 56

4.	We note your valuation allowance of $679 million at December 31, 2004. With reference to SFAS 109, please address the following comments.

•	Tell us why the valuation allowance is so high in relation to your gross deferred tax assets.

The components of deferred taxes as presented on page 57 of our Form 10-K are on a net basis. If the balances were displayed on a gross basis, the deferred tax assets before valuation allowance would be $880 million, of which $695 million are for the U.S. operations.

The valuation allowance of $679 million is high in relation to the gross deferred tax assets of $880 million for two primary reasons:

•	There is a full valuation allowance of $625 million against the net U.S. deferred tax assets of the same amount (gross assets of $695 million less gross liabilities of $70 million).

•	Our European operations have valuation allowances of $53 million against gross deferred tax assets of $157 million. The valuation allowances of $53 million largely relate to tax loss carryforwards in dormant operations or operations that have a recent history of losses.

We will revise future filings to disclose the deferred tax components on a gross basis in accordance with paragraph 43 of SFAS 109.

•	In this regard, tell us supplementally and revise future filings to address the assumptions you used to determine which portion of the deferred tax assets would not be realized.

As of December 31, 2004 there were no partial valuation allowances recorded. The valuation allowances that were recorded reduced the deferred tax balances to zero in each of the applicable jurisdictions.

Realization of any portion of the U.S. deferred tax assets or the tax loss carryforwards in Europe discussed above is dependent upon the availability of taxable income in these jurisdictions. We consider all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. We also consider whether there have been cumulative losses in recent years.

The U.S. operations have a history of recent losses and have a cumulative loss over the three most recent years, 2002 through 2004. Accordingly, we determined a full valuation allowance was appropriate.

As noted above, the valuation allowances in Europe of $53 million largely relate to tax loss carryforwards in dormant operations or operations that have recent cumulative losses. There were no tax-planning strategies being considered that would allow us to utilize the losses in the dormant operations, and there was not sufficient positive evidence to overcome the recent cumulative losses in the other relevant operations.

In future filings we will update our disclosure to include the assumptions we used to determine which portion of our deferred tax assets would not be realized.

•	Expand your critical accounting policy for your valuation allowance to discuss the types of assumptions used and the judgments made in applying the policy.

In future filings we will expand our critical accounting policy for our valuation allowance to discuss the types of assumptions used and the judgments made in applying the policy.

•	You state that you have a full valuation allowance against your U.S. tax assets, including those related to minimum pension liability adjustments. Please tell us and revise future filings to disclose the amount of your U.S. tax assets and explain your basis for this full valuation.

As noted above, our gross U.S. tax assets are $695 million, including $300 million related to pension and postretirement benefits, $257 million for tax loss and tax credit carryforwards, and $82 million related to asbestos liabilities. We will disclose the total amount of U.S. deferred tax assets in future filings and explain our basis for the valuation allowance.

5.	In your effective income tax rate reconciliation on page 56, you indicate “Other items, net” is comprised of, among other things, $18 million for tax contingencies. Tell us and revise future filings to discuss the nature of such contingencies and their propriety in accordance with SFAS 5.

The primary item included in the $18 million of tax contingencies was $16 million for an issue that arose upon tax examination by U.K. Inland Revenue. The issue involves the amount of commission payments made by our U.K. subsidiaries to our centralized European purchasing center. In accordance with SFAS 5, our reserve was based on our best estimate of the likely outcome of the dispute as of the date of the financial statements.

The dispute was partially resolved in the third quarter of 2005 and we released $4 million of the $16 million provision , as disclosed in the “Income Taxes” section of Management’s Discussion and Analysis within the Form 10-Q for the quarterly period ended September 30, 2005.

We will discuss the nature and propriety of any remaining material contingencies in future filings.

W.   Segment Information, page 58

6.	You disclose three reportable operating segments: Americas, Europe and Asia-Pacific. Based on your disclosures we assume that the United States, Canada, Mexico, and South and Central Americas represent operating segments that have been aggregated into your Americas reportable segment; Europe, Africa and the Middle East represent operating segments that have been aggregated into your Europe reportable segment; and China and Southeast Asia represent operating segments that have been aggregated into your Asia-Pacific reportable segment. If our assumption is correct, please explain to us how you have determined that the aggregation of these operating segments into your three reportable segments is appropriate. In this regard, paragraph 17 of SFAS 131 indicates that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments meet the other criteria set forth in items a-e of paragraph 17. Paragraph 17 of SFAS 131 also states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. As such, please provide us with the last five years’ sales and gross profit trends for each operating segment and address any inconsistencies in the trends they depict. If you do not believe the above referenced countries and geographic regions are operating segments, please provide your basis for such conclusion. Refer to paragraph 10 of SFAS 131.

As discussed in Note W to the consolidated financial statements included in the Form 10-K, we are organized and report on the basis of three geographic regions – the Americas, Europe and Asia-Pacific, and each region has a President who reports directly to our Chief Executive Officer. We consider the Chief Executive Officer to be the chief operating decision maker as defined in paragraph 12 of SFAS 131, and the Presidents to be segment managers as defined in paragraph 14 of SFAS 131. The segment managers are directly accountable to and maintain regular contact with the chief operating decision maker on matters such as operating activities, financial results, forecasts, and plans for their region.

In accordance with paragraph 14 of SFAS 131, we do not believe the countries and geographic regions referenced in your comment represent operating segments because their operating results are not regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Those results are reviewed by the segment managers who are ultimately held responsible for their region and the allocation of resources within their region.

Item 9A. Controls and Procedures, page 77

7.	We note your disclosure regarding disclosure controls and procedures. You indicate that your Chief Executive Officer and Chief Financial Officer have concluded that your current disclosure controls and procedures are effective, in all material respects, to ensure that information to be disclosed in reports that you file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. This disclosure does not conform to Exchange Act Rule 13a-15(e). If true, please provide the following changes in future filings.

•	Delete the phrase “in all material respects.”

•	Replace the phrase “as and when required” with “within the time periods specified in the SEC rules and forms.”

•	Revise to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We will provide the requested changes in future filings.

Form 10-Q for the period ended September 30, 2005

Financial Statements

D.   Change in Consolidation, page 8

8.	You state that in connection with your plans to expand your beverage can operations in the Middle East, you obtained control in certain of these operations that were previously accounted for by the equity method. Tell us and clarify in future filings how you obtained control of these operations. Also tell us and revise future filings to clarify your ownership interest before and after you obtained control of these operations. As part of your response, please clarify the rights and obligations associated with your equity ownership, as well as any other interests you may hold in these operations.

We have the same partner in each of the three operations that were previously not consolidated. We have a 50% ownership in two of these operations and a 40% ownership in the third operation. Neither we nor our partners hold any other interests in these operations.

We obtained effective control of these operations in August 2005 through amendments to the existing shareholders’ agreements. The amendments were a condition to our approval of our partner’s proposal to increase beverage can capacity to meet demand in the region, and reflected our desire to obtain management control of these operations prior to implementing the capacity increases and entering into local borrowing arrangements. The ownership percentages did not change as a result of the amendments.

With the amendments we now have the unilateral right to approve or reject the annual plan, which establishes the operating, capital and financing activities to be implemented by the general manager. Specifically, the general manager is required to follow the provisions set forth in the annual plan including provisions for the purchase of raw materials, machinery and equipment; sales and marketing programs; additions to or changes in facilities, production units and product lines; and borrowings to finance the activities in the plan, including the pledge of assets. We also retained the right to continue to appoint the general manager of each operation. Prior to the amendments, approval of the annual plan required the agreement of both parties. Major capital investments such as the building of a new plant or the installation of new production lines continue to require the approval of both parties before their inclusion in the annual plan submitted for approval.

We will revise future filings to clarify how we obtained effective control of these operations and to clarify that our ownership interests did not change.

If you have any questions regarding this matter, please contact the undersigned at 215-698-5341.

Very truly yours,

/s/ Thomas A. Kelly

Thomas A. Kelly
Vice President and Corporate Controller